1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 12, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) PROPOSED 2008 INTERIM DIVIDEND;
(2) PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC;
AND
(3) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

A notice convening an extraordinary general meeting ("EGM") of the Company to be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 28 October 2008 at 9:00 a.m. is set out on pages 7 to 11 of this circular.

A reply slip and a form of proxy for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the EGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 7 October 2008. Shareholders who intend to appoint a proxy to attend the EGM shall complete and return the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

12 September 2008

* For identification purpose only.

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

NOTICE OF THE 2008 SECOND
EXTRAORDINARY GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	the domestic shares issued by the Company to domestic investors and denominated in Renminbi and which are listed on the Shanghai Stock Exchange

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares

"Articles of Association"	the articles of association of the Company

"Board"	the board of directors of the Company

"Bond Issue"	the proposed issue of Domestic Corporate Bonds by the Company

"Chinalco"

Aluminum Corporation of China, a State-owned enterprise and the controlling shareholder holding approximately 38.56% (not including the Shares indirectly held by Chinalco through its subsidiaries) of the Company

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and New York Stock Exchange, respectively

"CSRC"	China Securities Regulatory Commission

"Directors"	the directors of the Company

"Domestic Corporate Bonds"	domestic corporate bonds of not more than RMB10 billion in principal amount proposed to be issued by the Company

"EGM"

the extraordinary general meeting of the Company to be held on 28 October 2008 to consider and if thought fit, to approve (i) the proposed distribution of the interim dividend for the six months ended 30 June 2008; (ii) the proposed issue of the Domestic Corporate Bonds by the Company in the PRC; and (iii) the proposed amendment to the Articles of Association

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

- ii -

DEFINITIONS

"HK$"	Hong Kong Dollars, the lawful currency in Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"PRC"	the People's Republic of China

"RMB"	Renminbi, the lawful currency of the PRC

"Share(s)"	A Shares and H Shares, including ADS

"Shareholders"	the holders of A Shares and holders of H Shares and ADS

"2008 Interim Dividend"	the proposed interim dividend of the Company for the six months ended 30 June 2008 to be approved by the Shareholders at the forthcoming EGM

Note:	In this circular, the exchange rate of RMB1.00 to HK$1.141 has been used for conversion into the relevant currency for indication only.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent Non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

12 September 2008

To the Shareholders:

Dear Sir or Madam,

(1) PROPOSED 2008 INTERIM DIVIDEND;
(2) PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC;
AND
(3) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

On 29 August 2008, the Board resolved, among other things, to seek Shareholders' approval for (i) the proposed distribution of the interim dividend for the six months ended 30 June 2008; (ii) the proposed issue of the Domestic Corporate Bonds by the Company in the PRC; and (iii) the proposed amendment to the Articles of Association at the EGM. This circular is to provide you with information regarding the above proposals in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM.

* For identification purpose only.

- 1 -

LETTER FROM THE BOARD

PROPOSED 2008 INTERIM DIVIDEND

At the meeting of the Board on 29 August 2008, the Board resolved to recommend, subject to approval by the Shareholders, the 2008 Interim Dividend of RMB0.052 per Share (tax inclusive) for the six months ended 30 June 2008 to be distributed to the Shareholders whose names appear on the Company's register of members on Saturday, 27 September 2008. The proposed distribution of the 2008 Interim Dividend will be submitted for the approval of the Shareholders at the EGM by way of an ordinary resolution.

Further announcement will be made by the Company at anytime before 27 September 2008 to set out the details of the arrangements regarding the settlement of withholding tax (if any) in relation to the 2008 Interim Dividend applicable to the overseas Shareholders.

PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC

1.	Background

To satisfy the operational needs of the Company, further adjust its debt structure by reducing the financing costs and supplement the working capital of the Company, the Board announced that on 29 August 2008, it resolved to submit to the Shareholders for consideration and approval the proposed issue of the Domestic Corporate Bonds with an aggregate principal amount of not more than RMB10 billion at the EGM. The Domestic Corporate Bonds are not convertible or exchangeable into shares of the Company.

According to the Company Law of the PRC and the Articles of Association, the proposed Bond Issue is subject to the approval of Shareholders (including the holders of H Shares, ADSs and A Shares). The proposed Bond Issue will therefore be submitted for the approval of the Shareholders at the EGM by way of a special resolution.

After approval of the Shareholders is obtained, the Bond Issue will still require final approval from the CSRC. The Domestic Corporate Bonds will be issued to public investors in the PRC within 24 months upon the granting of the approval from the CSRC or other PRC regulatory authorities.

2.	Proposed Issue of Domestic Corporate Bonds

The proposed arrangements for the Bond Issue are as follows (such arrangements are subject to the approval of the CSRC and the conditions of the PRC bond market):

Issuer	:	Aluminum Corporation of China Limited

Place of Issue	:	The People's Republic of China

Size of the Bond Issue	:	The aggregate principal amount of the Domestic Corporate Bonds shall not be more than RMB10 billion

Guarantor	:	Chinalco (without consideration and no security is provided by the Company for the provision of such guarantee by Chinalco)

- 2 -

LETTER FROM THE BOARD

Arrangement for the Bond Issue to the shareholders	:	The Bond Issue may be placed to the holders of A Shares. Subject to the granting of of A Shares

authorization to the Board by the Shareholders or, where circumstances permitting, any two or more Directors as authorised by the Board, the specific placing arrangements (including whether to make such placing and the proportion of such placing) will be determined by the Board after taking into account of the market conditions prior to the issuance and the specific matters relating to the Bond Issue

Coupon Rate(s)	:	The coupon interest rate of the Domestic Corporate Bonds will be determined by way of price consultation conducted by the Company and the lead underwriter

Duration of the Domestic Corporate Bonds	:	The duration of the Domestic Corporate Bonds shall be not more than 10 years. The Domestic Corporate Bonds may be issued under a single category or mixed categories with different maturities

Use of proceeds	:	The proceeds of the Bond Issue shall be used to adjust the debt structure of the Company by reducing the financing costs and supplement the working capital of the Company

Listing of the Domestic Corporate Bonds	:

After completion of the issue of the Domestic Corporate Bonds in the PRC, application will be made to the Shanghai Stock Exchange for listing of the Domestic Corporate Bonds. Subject to the approval granted by the PRC regulatory authorities, the Domestic Corporate Bonds may also be listed on other stock exchanges to the extent permitted by applicable laws

Term of validity of the resolution	:	Within three years after the date of the passing of the special resolution at the Shareholders' meeting with regard to the proposed issue of the Domestic Corporate Bonds

- 3 -

LETTER FROM THE BOARD

3.	Granting of Authorisation to the Board to Deal with Matters Relating to the Bond Issue and the Listing of the Domestic Corporate Bonds

It is proposed that an authorisation be granted to the Board by the Shareholders at the EGM to generally and unconditionally deal with all matters relating to the Bond Issue and the listing of the Domestic Corporate Bonds. In suitable circumstances, the Board shall further authorise two or more Directors to implement such authorisation. The authorisation shall include but is not limited to the following matters:

(a)

To the extent permitted by the applicable laws and regulations and after taking into account the specific needs of the Company and market conditions, to formulate specific plans relating to the Bond Issue and to make necessary modifications and adjustments to the terms and conditions of the Bond Issue, including but not limited to the issue size, whether to issue in tranches and the number of tranches, the issue size of each tranche and the maturity date of the Domestic Corporate Bonds, coupon rates or method of determination, timing of the issue, whether any terms for repurchase and redemption will be in place, security matters, duration of repayment of the principal and the interests, specific placing arrangements, listing venue(s) of the Domestic Corporate Bonds, and all such matters relating to the terms and conditions of the Domestic Corporate Bonds;

(b)	to appoint intermediaries to deal with matters relating to the Bond Issue and submit applications to the relevant regulatory authorities for approval of the listing of the Domestic Corporate Bonds;

(c)	to engage entrusted manager for the Bond Issue, to execute the agreement for entrusted management and formulate rules for the meetings of bondholders;

(d)	to execute all necessary contracts, agreements and documents relating to the Bond Issue and the listing of the Domestic Corporate Bonds and to make relevant disclosures;

(e)

to make corresponding changes to the specific plan of the Bond Issue based on opinions of the regulatory authorities when there is any change to the policies on the issuance of bonds or market conditions, save for issues which are subject to further approval at Shareholders' meeting as required by the relevant laws, regulations and the Articles of Association;

(f)	to deal with matters relating to the listing of the Domestic Corporate Bonds after completion of the Bond Issue; and

(g)	to deal with any other matters relating to the Bond Issue and the listing of the Domestic Corporate Bonds.

- 4 -

LETTER FROM THE BOARD

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board resolved on 29 August 2008 to expand the scope of business of the Company to include the production and sale of sulphuric acid (or hazardous chemicals). The Company's Guizhou branch has recently completed the construction of its boiler gas treatment facilities and is currently producing sulphate as a secondary product. As such, the Board proposes to amend the scope of business of the Company as set out in Article 13 of the Articles of Association. At the EGM, approval of the Shareholders will be sought to amend Article 13 of the Articles of Association by way of special resolution.

RECOMMENDATIONS

The Directors (including the independent non-executive Directors) consider that (i) the proposed distribution of the 2008 Interim Dividend; (ii) the proposed issue of the Domestic Corporate Bonds by the Company in the PRC; and (iii) the proposed amendment to the Articles of Association at the EGM are in the interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolution set out in the EGM Notice.

EXTRAORDINARY GENERAL MEETING

An EGM will be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Tuesday, 28 October 2008 at 9:00 a.m. to approve (i) the proposed distribution of the 2008 Interim Dividend; (ii) the proposed issue of the Domestic Corporate Bonds by the Company in the PRC; and (iii) the proposed amendment to the Articles of Association. The notice of the EGM is set out in pages 7 to 11 of this circular.

A form of proxy and the reply slip for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, No. 183 Queen's Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

- 5 -

LETTER FROM THE BOARD

CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Saturday, 27 September 2008 to Tuesday, 28 October 2008, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Saturday, 27 September 2008 are entitled to attend and vote at the EGM and be entitled to receive the 2008 Interim Dividend (if approved at the EGM) after completing the registration procedures for attending the meeting. In order for holders of H Shares to be qualified for attendance at the EGM and be entitled to receive the 2008 Interim Dividend (if approved at the EGM), all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, No. 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 26 September 2008 for registration.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 81 of the Articles of Association, a poll may be demanded at the EGM, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

- 6 -

NOTICE OF THE 2008 SECOND EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF THE 2008 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 28 October 2008 at 9:00 a.m. for the purpose of considering, and if thought fit, passing with or without modifications, the following resolutions. Unless otherwise indicated, capitalized terms used in this notice and the following resolutions shall have the same meanings as those defined in the circular of the Company dated 12 September 2008:

ORDINARY RESOLUTION

1.	"THAT

The proposal for the profit distribution of the Company for the six months ended 30 June 2008 and the declaration of the Company's interim dividend of RMB0.052 per Share (tax inclusive) for the six months ended 30 June 2008 be and are hereby approved and confirmed."

SPECIAL RESOLUTIONS

2.	To consider the following resolution by way of a special resolution:

"THAT

(i)	subject to the approval of the CSRC and the conditions of the PRC bond market, the Company may issue domestic corporate bonds on the following terms:

Issuer	:	Aluminum Corporation of China Limited

Place of Issue	:	The People's Republic of China

Size of the Bond Issue	:	The aggregate principal amount of the Domestic Corporate Bonds shall not be more than RMB10 billion

* For identification purpose only.

- 7 -

NOTICE OF THE 2008 SECOND EXTRAORDINARY GENERAL MEETING

Guarantor	:	Chinalco (without consideration and no security is provided by the Company for the provision of such guarantee by Chinalco)

Arrangement for the Bond Issue to the shareholders	:	The Bond Issue may be placed to the holders of A Shares. Subject to the granting of A Shares

of authorization to the Board by the Shareholders or, where circumstances permitting, any two or more Directors as authorised by the Board, the specific placing arrangements (including whether to make such placing and the proportion of such placing) will be determined by the Board after taking into account of the market conditions prior to the issuance and the specific terms and conditions of the Bond Issue

Coupon Rate(s)	:	The coupon interest rate of the Domestic Corporate Bonds will be determined by way of price consultation conducted by the Company and the lead underwriter

Duration of the Domestic Corporate Bonds	:	The duration of the Domestic Corporate Bonds shall be not more than 10 years. The Domestic Corporate Bonds may be issued under a single category or mixed categories with different maturities

Use of proceeds	:	The proceeds of the Bond Issue shall be used to adjust the debt structure of the Company by reducing the financing costs and supplement the working capital of the Company

Listing of the Domestic Corporate Bonds	:

After completion of the issue of the Domestic Corporate Bonds in the PRC, application will be made to the Shanghai Stock Exchange for listing of the Domestic Corporate Bonds. Subject to the approval granted by the PRC regulatory authorities, the Domestic Corporate Bonds may also be listed on other stock exchanges to the extent permitted by applicable laws

Term of validity of the resolution	:	Within three years after the date of the passing of the special resolution at the Shareholders' meeting with regard to the proposed issue of the Domestic Corporate Bonds

(ii)

the granting of authorisation to the Board to deal with all the matters in connection with the Bond Issue (details of which are set out in the Circular of the Company dated 12 September 2008) be and are hereby approved and confirmed."

- 8 -

NOTICE OF THE 2008 SECOND EXTRAORDINARY GENERAL MEETING

3.	To consider the following resolution by way of a special resolution:

"THAT subject to the necessary approval of the relevant PRC authorities, Article 13 of the Articles of Association be amended as follows:

Article 13

By inserting the words "production and sale of sulphuric acid (or hazardous chemicals)" (as indicated in the resolution below) in relation to the scope of the business of the Company such that the amended Article 13 will read:

"The business scope of the Company will be as approved by the companies registration authorities.

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sale of sulphuric acid (or hazardous chemicals); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging, operation of office automation and instruments; relevant technological development and technical service.""

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

12 September 2008
Beijing, the PRC

- 9 -

NOTICE OF THE 2008 SECOND EXTRAORDINARY GENERAL MEETING

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 27 September 2008 to Tuesday, 28 October 2008, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Saturday, 27 September 2008 are entitled to attend and vote at the EGM and be entitled to receive the 2008 Interim Dividend (if approved at the EGM) after completing the registration procedures for attending the meeting. In order for holders of H Shares to be qualified for attendance at the EGM and be entitled to receive the 2008 Interim Dividend (if approved at the EGM), all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, No. 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 26 September 2008 for registration.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e. no later than Tuesday, 7 October 2008.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal Code: 100082
Tel: 86-10-8229 8103
Fax: 86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a holder of H Shares who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

- 10 -

NOTICE OF THE 2008 SECOND EXTRAORDINARY GENERAL MEETING

(f)

Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/ her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

- 11 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary